

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2011

Via E-mail
Ms. Anna C. Jones
President and Chief Executive Officer
B-Maven, Inc.
3272 Reynard Way
San Diego, CA 92103

> **Re: B-Maven, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2011**
> **File No. 333-176376**

Dear Ms. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Certain disclosures in your prospectus suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. In this regard, we note the following:

    - You are a development stage company with no revenues and have received going concern opinions from your auditor;

    - You issue penny stock;

    - You have nominal assets;

- You anticipate that you will need substantial additional funding to implement your business plan, and there appear to be no efforts or current plans for obtaining this funding;

- The registration statement contains very general disclosure related to the nature of your business plan; and

- The estimated costs to complete the offering are greater than the aggregate maximum offering proceeds.

These facts suggest that you are a blank check company and thus the terms of your offering should comply with Rule 419 under the Securities Act of 1933, as amended. Please revise the registration statement accordingly. Please see Rule 419 and Securities Act Release No. 6932 (April 13, 1992).

Outside Front Cover Page of the Prospectus

2. We note your disclosure that you are offering shares of your common stock in your initial public offering on a "best-efforts" basis. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your securities, it appears that you should characterize your offering as a "direct primary" offering rather than as a "best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as a "direct primary" offering.

3. Please revise the cross-reference to your risk factors so that it refers to the correct page number on which your risk factors begin.

Prospectus Summary, page 4

4. In the last sentence of the sixth paragraph, you state, "We believe that BMI products, when available, will stimulate cell renewal, prevent and reduce the appearance of wrinkle and fine lines, dark circles, spider veins, rosacea, varicose veins and reduce under eye puffiness." Please provide us with your basis for this belief and state, if true, that there is no guarantee that the products you may eventually develop will actually have these qualities or deliver these results.

Risk Factors, page 6

5. We note that several of your risk factor subheadings (e.g., risk factors 4 and 5) merely state facts about your business rather than describing the risk that is being discussed. Please revise your risk factor subheadings to ensure that they reflect the risks you describe in the text.

6. At the end of your risk factors section on page 15, you state, "For all of the foregoing reasons and others set forth herein, an investment in our securities in any market that may develop in the future involves a high degree of risk." Please delete this statement, or revise the statement to clarify, if true, that all material risks are discussed in the risk factors section.

Risks Related to the Business, page 6

7. The heading in the second risk factor appears to address two separate risks:

- BMI is and will continue to be completely dependent on the services of our founder and president, Anna C. Jones, the loss of whose services may cause our business operations to cease; and

- We will need to engage and retain qualified employees and consultants to further implement our strategy.

Please separate this heading into two different risk factors, and discuss the second of these more fully.

We may be subject to product liability claims, page 9

8. You state that you "intend to require the manufacturers of your products to maintain insurance." Please also discuss the risk, if true, that any manufacturers with whom you may contract may not accept this term.

Risks Related to Our Common Stock, page 11

We intend to become subject to the periodic reporting requirements . . . , page 10

Our internal controls may be inadequate . . . , page 10

The costs of being a public company . . . , page 10

9. Please revise these risk factors to address your particular circumstances. As drafted, these risk factors are too general. For example, as you have only a single part-time employee, limited resources and no revenues, it seems insufficient to state that your "internal controls may be inadequate" or to use qualifiers such as "[i]f our revenues are insufficient." In addition, in the risk factors that you have numbered as 18 and 20, please provide an estimate of the costs you expect to incur in connection with your reporting obligations as a public company. In this regard, we note your disclosure on page 22 in which you provide an estimate of $50,000.

Since there is no minimum for our offering . . . , page 11

10. Please revise this risk factor to clarify the relationship between the development of a public market for your securities and the risk to investors.

Use of Proceeds, page 16

11. You state that you will use the offering proceeds to pay the estimated costs of the offering. Please indicate the order of priority for your use of the offering proceeds. In this regard, we note the maximum aggregate offering proceeds are insufficient to cover all of the estimated costs of the offering. In addition to providing information assuming the sale of the maximum number of shares you are offering, please provide information assuming the sale of 25%, 50% and 75% of the maximum number of shares you are offering. Refer to Item 504 of Regulation S-K and Instruction 1 thereto.

The Offering, page 16

12. As the offering does not appear to be a capital-raising transaction, please disclose your purpose for pursuing the offering. In this regard, we note that the maximum offering proceeds would not be sufficient to cover the costs of the offering.

13. In the second sentence, you state that you will retain the proceeds from the sale of shares in this offering. Please revise this statement to clarify that you intend to use the proceeds to pay the costs of the offering.

14. We note your characterization of your counsel, Gary B. Wolff, P.C., as your escrow agent and the description of the terms under which your counsel will receive and hold offering proceeds. Please clarify for us the purpose of this arrangement and tell us why you appear to believe this is an escrow arrangement. In this regard, we note that the offering has no minimum offering amount, you will accept or reject subscriptions within 48 hours of receipt and you do not appear to be required to return subscription proceeds under any circumstances once you have accepted a subscription.

Dilution, page 18

15. In addition to providing information assuming the sale of the maximum number of shares you are offering, please provide information assuming the sale of 25%, 50% and 75% of the maximum number of shares you are offering.

Management's Discussion and Analysis or Plan of Operation, page 21

Operations, page 21

16. The third and fourth paragraphs appear to be almost identical to one another. Please delete one of the paragraphs, and revise the remaining paragraph as appropriate to accurately reflect your plans and products.

17. In the seventh paragraph, you state that you will introduce products gradually beginning in 2012. Please revise this statement to remove any indication that your product rollout will definitely occur in 2012.

18. You state that you will need more than $100,000 to develop your products and that you will need an additional $50,000 to $100,000 to purchase initial inventories of raw materials and to introduce marketing and advertising programs. You further state, on page 22, that you must pay for all of the offering costs ($75,000) within six months from the date of the prospectus. Further, you state that you currently have no sources of financing, no commitments for financing, and no plans to seek private investment. Other disclosures indicate that you plan to introduce your products to the market in 2012. Please discuss how you anticipate paying the offering costs and developing, manufacturing, marketing, and distributing your products by 2012 when you require $225,000 at a minimum to do so and you have no financing, no plans for financing, and no current assets.

Other, page 21

19. Please clarify what you mean by the following statement: "As a corporate policy, we will not incur any cash obligations that we cannot satisfy with known resources, of which there are currently none except as described in "Liquidity" below and/or elsewhere in this prospectus."

Liquidity, page 22

20. Please clarify what you mean by the following statement in the first paragraph: "This amount will be paid as and when necessary and required or otherwise accrued on the books and records of BMI until we are able to pay the full amount due either from revenues or loans from a related or unrelated party."

21. In the first paragraph, you state that if you have not paid the offering costs within six months from the date of the prospectus, you will seek financial assistance from shareholders or a third party. You further state that this assistance, if given, will be evidenced by a noninterest-bearing unsecured corporate note to be treated as a loan until repaid, if and when you have the resources to do so. Please revise this statement to disclose, if true, that there is no guarantee you will be able to receive financial assistance

on these terms, if at all. Please also disclose how a failure to obtain financial assistance on these terms will affect the agreement filed as Exhibit 10.1 among the company, your president, and your counsel.

22. In the second paragraph, you state that if you can secure funding to outsource product development, stock inventory, marketing, and the development of a full ecommerce website, you "can" commence the launch of your product line in 2012. Please revise this statement to clarify that even if you receive sufficient funding, there is no guarantee you will achieve successful product development.

23. In the second paragraph, you state that if you are unable to raise funds, your president would have to provide funds to the extent that she is capable and willing. Please clarify whether you have entered into any discussions or agreements with your president regarding this obligation. If you have entered into discussions, please disclose the extent of the discussions. If you have entered into an agreement, please either file a copy of the agreement as an exhibit to the registration statement or, if the agreement is oral, file a written summary of the agreement as an exhibit to the registration statement.

Seasonality, page 24

24. You state, "We have not noted a significant seasonal impact in our business (or businesses like ours) . . . ." However, risk factor number 8 discusses the probability that your revenues and operating results will vary significantly from quarter to quarter because your industry experiences seasonal fluctuations. Please revise your registration statement to reconcile these apparently inconsistent disclosures.

Business, page 24

25. In the first paragraph, you disclose that your president will devote at least five hours per week to the company for the remainder of 2011. As there are less than four months remaining in 2011, please disclose your president's intentions in this regard beyond 2011.

26. Please clarify how many and what types of product formulas you own. Additionally, please clarify whether you have any "existing products," as referenced in the fifth paragraph, or revise your disclosure accordingly.

27. You reference funding from strategic joint ventures in the fourth paragraph. To the extent you anticipate using strategic joint ventures as a source of liquidity, please discuss this in the liquidity section. Additionally, please discuss the types of strategic joint ventures in which you may engage.

28. Throughout the registration statement, you reference the potential use of independent contractors, manufacturers, and distributors. Please clarify whether you have entered into any discussions or agreements with any independent contractors, manufacturers, and

distributors. If you have entered into any discussions, please disclose the nature and extent of those discussions. If you have entered into any agreements, please tell us what consideration you gave to filing the agreements as exhibits to the registration statement.

29. In the fifth paragraph, you state that you anticipate your first line of skincare products will consist of up to eight separate products and will be available for commercial sale during 2012. Please disclose the basis for your belief that you will have eight products ready for commercial sale during 2012 if you currently have no completed products, no agreements in place with manufacturers and distributors, and no financing or plans for financing.

30. You state that you will be unable to proceed with your business plan if you do not raise between $50,000 and $100,000 before the end of the first quarter of 2012. Please disclose whether you anticipate actually being able to proceed with your business plan. In this regard, we note that you have no financing or commitments for financing. Additionally, the only disclosures you provide regarding raising financing concerns generating funds to pay the professional fees associated with this offering. Please be very clear in delineating how you expect to proceed with your business plan given the costs associated with this offering, your lack of financing, and the costs required to produce your products before you can even begin to generate revenue.

Proposed Business, page 24

31. Please disclose who comprises your target market.

Proposed Products, page 25

32. Please disclose the terms of your agreement with your independent cosmetics formulator, including how you intend to compensate the formulator, and tell us what consideration you gave to filing the agreement as an exhibit to the registration statement.

33. You state that your independent cosmetics formulator has developed several samples based on your product specifications. Please disclose what types of samples have been developed, and clarify who owns the samples and any associated intellectual property.

34. In the third paragraph, you state that testing of your products will be done by the company you hire to manufacture your products. Please disclose, if true, that there is no guarantee you will find a manufacturer who will test your products. In the event that you are unable to find a company to test and manufacture your products, please disclose how you intend to test and manufacture your products. This comment also applies to the subsection, "Proposed Manufacturing," on page 26.

Marketing and Distribution, page 26

35. You state that you anticipate completing the initial manufacturing of your products in the first half of 2012 if you obtain financing and that there are no assurances that you will be successful in obtaining financing. Please disclose that there are no assurances that you will be successful in creating the products you propose to develop.

Competition, page 26

36. On page 7, you state that your success is dependent on your ability to educate consumers as to why your products are better than the products of your competitors and on your ability to establish consumer need for your products. Please discuss how you anticipate doing this. Additionally, please discuss why your products, which are not yet developed, are better than the products of your competitors. Please also discuss how you expect to establish consumer need for your products.

37. In the second paragraph, you state that you will compete by using your ability to develop opportunities that you will be able to take advantage of quickly. Please explain what you mean by "your ability to develop opportunities." Please also explain how you anticipate being able to quickly take advantage of these opportunities given your very limited resources.

Employees, page 27

38. In the second risk factor on page 6, you state that you will need to engage and retain qualified employees to further implement your strategy. Please disclose whether you have any current intentions of hiring additional employees. If you are unable to hire additional employees, either for financial or other reasons, please discuss, in an appropriate section of the registration statement, how you intend, if at all, to implement your business plan.

Directors, Executive Officers, Promoters and Control Persons, page 27

39. Please expand the description of Ms. Jones' background to highlight her relevant experience and level of professional competence. Refer to Item 401(e)(1) of Regulation S-K. Disclosure that indicates Ms. Jones' knowledge about the company's business and industry are particularly helpful in understanding her qualifications to serve as the company's sole officer and director.

Certain Relationships and Related Transactions, page 30

40. We note you describe Ms. Jones as your sole promoter. Please provide us with your analysis as to why your counsel, Gary B. Wolff, P.C., is not a promoter of your company. In this regard, we note that your counsel appears to be effectively financing your offering pursuant to the fee deferment arrangement set forth in Exhibit 10.1 to the registration statement.

Description of Capital Stock, page 31

Shareholder Matters, page 32

41. In the bulleted list on page 32, you reference the National Association of Securities Dealers. As the NASD has been replaced by the Financial Industry Regulatory Authority, please update your disclosure accordingly.

Plan of Distribution, page 34

42. Please clarify whether the stated irrevocability of subscription agreements and checks is subject to applicable state law, which for example may provide for statutory cooling-off periods and rescission rights.

State Securities – Blue Sky Laws, page 37

43. In the first paragraph on page 38, you reference "securities such as those to be resold by selling stockholders under this registration statement." Please remove this reference as the registration statement does not cover any resale transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at (202) 551-3749 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Pamela Long
Assistant Director

cc: Via E-mail
        Gary B. Wolff, P.C.